# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viper Energy, Inc., CIK 0001602065
CUSIP: 927959106
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 06/02/2025
Amends the filing with accession number 0001315863-25-000122
Filed by CIK 0001539838
Persons authorized to receive notices and communications: Teresa L. Dick, Diamondback Energy, Inc., 900 NW 63rd Street, Suite 200, Oklahoma City, Oklahoma (OK), 73116, (405) 463-6900

## Reporting persons
- Diamondback Energy, Inc. (CIK 0001539838): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 155,058,093; shared voting power 0; sole dispositive power 155,058,093; shared dispositive power 0; aggregate amount beneficially owned 155,058,093 (54.2% of the class)
- Diamondback E&P LLC (CIK 0001590692): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 8,066,528; shared voting power 0; sole dispositive power 8,066,528; shared dispositive power 0; aggregate amount beneficially owned 8,066,528 (5.8% of the class)
- Endeavor Energy Resources, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 69,626,640; shared voting power 0; sole dispositive power 69,626,640; shared dispositive power 0; aggregate amount beneficially owned 69,626,640 (34.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Name of issuer: Viper Energy, Inc.
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Comment:
The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Diamondback Energy, Inc. ("Diamondback"), Diamondback E&P LLC ("Diamondback E&P") on August 11, 2016, as amended on March 7, 2024, March 8, 2024, February 3, 2025 and May 5, 2025 (which added Endeavor Energy Resources, L.P. ("Endeavor")) (collectively, the "Schedule 13D"), relating to Viper Energy, Inc. (the "Issuer"). This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by Diamondback Energy, Inc. a Delaware corporation, Diamondback E&P LLC, a Delaware limited liability company, and Endeavor Energy Resources, L.P., a Texas limited partnership.

Diamondback is hereinafter sometimes referred to together with Diamondback E&P and Endeavor each as a "Reporting Person" and collectively the "Reporting Persons." All disclosures herein with respect to a Reporting Person are made by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to such party.
Residence or business address: The address of the principal business and principal office of the Reporting Persons is c/o Diamondback Energy, Inc., 500 West Texas, Suite 100, Midland, Texas 79701.
Present principal occupation or employment: Diamondback is a publicly traded independent oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin in West Texas. Diamondback is the parent company of the Issuer. Diamondback E&P and Endeavor are wholly owned subsidiaries of Diamondback. The name and present principal occupation of each director and executive officer of the Reporting Persons (collectively, the "Listed Persons") are set forth on Exhibit 99.1 to this Schedule 13D, which is incorporated by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been and, to the applicable Reporting Person's knowledge, none of the Listed Persons has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been and, to the applicable Reporting Persons' knowledge, none of the Listed Persons has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Diamondback is a Delaware corporation. Diamondback E&P is a Delaware limited liability company. Endeavor is a Texas limited partnership. All Listed Persons are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: The information in Item 6 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is supplemented and superseded, as the case may be, as follows:

As of the close of business on May 30, 2025, Diamondback beneficially owned 54.2% of the outstanding shares of common stock of the Issuer ("Common Stock"), Diamondback E&P beneficially owned 5.8% of the outstanding shares of Common Stock and Endeavor beneficially owned 34.7% of the outstanding shares of Common Stock.

The aggregate number and percentage of Common Stock beneficially owned by Diamondback, Diamondback E&P and Endeavor is based on 131,067,235 shares of Class A common stock, par value 0.000001 per share ("Class A Common Stock") of the Issuer outstanding as of May 30, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on June 4, 2025, relating to the Sitio Acquisition (as defined in Item 6). The aggregate percentage of Common Stock beneficially owned by Diamondback does not reflect 10,093,670 units of OpCo ("OpCo Units") and an option to purchase 10,093,670 shares of Class B common stock, par value 0.000001 per share ("Class B Common Stock") of the Issuer (which securities together are exchangeable for the same number of shares of Class A Common Stock), in each case granted to Tumbleweed Royalty IV, LLC ("TWR IV"), a third-party seller, in connection with the Issuer's acquisition of certain mineral and royalty-owning subsidiaries of TWR IV on October 1, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on October 2, 2024.

The beneficial ownership percentage of the Listed Persons is set forth on Exhibit 99.1.
Number of shares as to which each person has sole or shared power to vote or dispose:
Diamondback:

Sole Voting Power: 155,058,093
Shared Voting Power: 0
Sole Dispositive Power: 85,431,453
Shared Dispositive Power: 0

Includes (i) 77,364,925 shares of Class B Common Stock and 77,364,925 OpCo Units held by Diamondback, (ii) 8,066,528 shares of Class B Common Stock and 8,066,528 OpCo Units held by Diamondback's wholly owned subsidiary, Diamondback E&P and (iii) 69,626,640 shares of Class B Common Stock and 69,626,640 OpCo Units held by Diamondback's wholly owned subsidiary, Endeavor. Diamondback, Diamondback E&P and Endeavor have the right to exchange their shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Diamondback E&P:

Sole Voting Power: 8,066,528
Shared Voting Power: 0
Sole Dispositive Power: 8,066,528
Shared Dispositive Power: 0

Includes 8,066,528 shares of Class B Common Stock and 8,066,528 OpCo Units held by Diamondback E&P. Diamondback E&P has the right to exchange its shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Endeavor:

Sole Voting Power: 69,626,640
Shared Voting Power: 0
Sole Dispositive Power: 69,626,640
Shared Dispositive Power: 0

Includes 69,626,640 shares of Class B Common Stock and 69,626,640 OpCo Units held by Endeavor. Endeavor has the right to exchange its shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

The beneficial ownership of the Listed Persons is set forth in Exhibit 99.1.
Transactions in the class effected during the past sixty days: The information contained in Items 4 and 6 is incorporated herein by reference. Except as otherwise described herein or in Amendment No. 4 to the Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons' knowledge, the Listed Persons has effected any transactions in the shares of Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the shares of Class A Common Stock reported for the Reporting Persons on the cover pages of this Amendment No. 5 and in this Item 5. No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

Written Consent:

On June 2, 2025, the Issuer and Viper Energy Partners LLC, a Delaware limited liability company ("Opco"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sitio Royalties Corp., a Delaware corporation ("Sitio"), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership and a subsidiary of Sitio ("Sitio Opco"), New Cobra Pubco, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("New Parent"), Cobra Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Parent ("Viper Merger Sub"), and Scorpion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Parent ("Sitio Merger Sub"). Pursuant to the terms of the Merger Agreement, the Issuer will acquire Sitio in an all-equity transaction (the "Sitio Acquisition") through: (i) the merger of Sitio Merger Sub with and into Sitio, with Sitio continuing as the surviving corporation and a wholly owned subsidiary of New Parent, (ii) the merger (the "Viper Pubco Merger") of Viper Merger Sub with and into Viper, with Viper continuing as the surviving corporation and a wholly owned subsidiary of New Parent, and (iii) the merger of Sitio Opco with and into Viper Opco, with Viper Opco continuing as the surviving entity, in each case on the terms set forth in the Merger Agreement.

On June 2, 2025, following the execution of the Merger Agreement, the Reporting Persons delivered a written consent irrevocably approving the Merger Agreement and the transactions contemplated thereby, which constitutes the requisite approval of the stockholders of the Issuer under the Merger Agreement.

Support Agreement:

Concurrently with the execution and delivery of the Merger Agreement, Sitio, Viper, New Parent, and the Reporting Persons entered into the Parent Support Agreement, dated June 2, 2025 (the "Support Agreement"), which provides, among other things, that the Reporting Persons will not transfer or otherwise dispose of any common stock of the Issuer or New Parent or OpCo Units held by them or engage in any short sales with respect to securities of the Issuer, the Company or, following the closing, New Parent, in each case, from the date of the Merger Agreement to 90 days following the closing under the Merger Agreement (the "Restricted Period"), subject to certain exceptions. The Reporting Persons have agreed to not commence or participate in claim against the Issuer, New Parent, Sitio or any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of the Support Agreement or the Merger Agreement or (b) alleging a breach of any duty of the Issuer's board in connection with the Merger Agreement, the Support Agreement or the transactions contemplated thereby. The Reporting Persons have irrevocably and unconditionally waived any appraisal or dissenter's rights that they may have in connection with the Viper Pubco Merger. The Reporting Persons have agreed that if any takeover law becomes applicable to the Viper Pubco Merger or any other transactions contemplated by the Merger Agreement, they will grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated thereby. The Support Agreement will terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms (if prior to the closing of the Sitio Acquisition), (ii) the expiration of the Restricted Period and (iii) mutual consent of the parties to the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by the full text of, the Support Agreement, which is included as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Executive Officers and Directors of Diamondback Energy, Inc., Diamondback E&P LLC and Endeavor Energy Resources, L.P. (filed herewith).

Exhibit 99.2 Parent Support Agreement, dated as of June 2, 2025, by and among Viper Energy, Inc., Sitio Royalties Corp., New Cobra Pubco, Inc., Diamondback Energy, Inc., Diamondback E&P LLC and Endeavor Energy Resources, L.P. (incorporated by reference from Exhibit 10.4 to the Issuer's Current Report on Form 8-K (File No. 001-36505), filed with the SEC on June 4, 2025).

## Signatures
- Diamondback Energy, Inc.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (06/04/2025)
- Diamondback E&P LLC: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (06/04/2025)
- Endeavor Energy Resources, L.P.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (06/04/2025)
Comment: Diamondback E&P LLC By: Diamondback Energy, Inc., its sole member